Exhibit A: Promissory Note (Unsecured) dated April 25, 2001






                                 Promissory Note


$600,000.00                                                       April 25, 2001
                                                             Oakland, California




         FOR VALUE RECEIVED Steven K. Burke, an individual located at 62 Crestmont Drive, Oakland, CA 94619 promises and agrees to pay Knowledge Transfer Systems, Inc. (KTSI), a Nevada corporation, with its principal place of business at 110 Broadway, Oakland, CA 94607, ("Holder"), or at such other place as Holder may designate in writing, the principal sum of SIX HUNDRED THOUSAND DOLLARS ($600,000.00), together with interest on the unpaid balance thereof at the rate of six percent (6%) per annum from the date hereof until paid. The principal on this note shall be due in full by December 31, 2003. Payment shall be payable only in lawful money of the United States of America.

         The undersigned shall have the right to prepay any portion of this Note at any time. This Note may be satisfied prior to the Due Date by payment in full of all principal and interest then due, in lump sum or by installments. If and to the extent that this Note is not satisfied prior to the Due Date as described above, it shall be due and payable in accordance with its terms. At no event will payment of the note be less than ten percent (10%) of the principal balance and the undersigned Individual/Corporation is at recourse for this minimum. Furthermore, this note is being collateralized by eh KTSI common stock, in which the note was created to pay for. If and when the above names shareholder sells any or all of these shares to other parties, a portion of those proceeds must be used to pay down the Note. The minimum amount due will be calculated by multiplying the number of shares sold times the original purchase price of the stock.

         In the event any payment under this Note is not made at the time and in the manner required, the undersigned agrees to pay all costs and expenses (regardless of the particular nature thereof and whether incurred with or without suit of before or after judgment) which may be incurred by the holder hereof in connection with the enforcement of any of its rights under this Note or under any such other instrument, including court costs and reasonable attorneys' fees.

         Any notice or demand hereunder shall be deemed to have been given to and received by the undersigned and shall be effective when personally delivered or when deposited in the U.S. mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to the undersigned at the address set forth in the first paragraph of this Note or at such other address as the undersigned may hereafter designate in writing to the holder hereof.

         The makes, sureties, guarantors, and endorsers hereof severally waive presentment for payment, protest, demand, notice of dishonor, and notice of nonpayment, and expressly agree that this Note, or any payment hereunder, may be extended without notice from time to time by the holder hereof without in any way affecting the liability of such parties. This Note shall be the joint and several obligation of all makers, sureties, guarantors, and endorsers, and shall be finding upon their respective heirs, personal representatives, successors, and assigns. In the event that any of the undersigned is a partnership, limited liability company, or corporation, each person executing this instrument in behalf of such entity individually and personally represents and warrants to the holder hereof that this Note and each instrument signed in the name of such entity and delivered to secure the obligations evidences hereby has been duly approved by and is in all respects binding upon such entity as an act and obligation of said partnership, limited liability company, or corporation.

BY: /S/ STEVEN K. BURKE
Steven K. Burke